Correspondence


                                Dennis Brovarone
                          ATTORNEY AND COUNSELOR AT LAW
                            18 Mountain Laurel Drive
                               Littleton, CO 80127
                      Phone 303 466 4092 / Fax 303 466 4826

August 3, 2005

Tia Jenkins
Senior Assistant Chief Accountant
U. S. Securities and Exchange Commission

Re:      Monet Entertainment Group, Ltd. SEC File No. 0-27609

Dear Ms Dorsey:

     As legal counsel for the above issuer, I am responding to your correspondence of July 18, 2005. The Comments have been reproduced for your convenience.

 Form 10-KSB for the Fiscal Year ended December 31, 2004
 -------------------------------------------------------

 Financial Statements
 --------------------

 General
 -------

1. We noted that you ceased reporting as a development stage company in October 2002 because you were unable to commence operations as originally planned. The disclosure in Item 1 (Description of Business) states that you intend on maintaining existence and seek other business opportunities. It appears that you continue to meet the definition of a development stage company as defined in paragraph (8) and (9) of SFAS 7. Please revise your financial statements to provide the required disclosures in accordance with paragraph (11) of SFAS 7, and direct your independent accountants to revise their audit report accordingly.

 The Form 10-KSB for the fiscal year ended December 31, 2004 has been amended on August 3, 2005 consistent with the above comment.

2. We noted that you amended your 2002 and 2003 Form's 10-KSB in January 2005 as the result of an error in your accounting. We do not see however where your have filed an 8-K (Item 4.02) announcing such restatement. Please refer to the instructions of Form 8-K and file your 8-K accordingly.

 A Form 8-K has been filed on August 3, 2005 for the above restatement.

3. We read your amended 2002 Form 10-KSB (filed March 4, 2005) where it appears you have restated 2001 financial statements to account for a related party capital contribution (approximately 525,000). Consistent with the comment above, we do no see where your have filed an 8-K (Item 4.02)

Tia Jenkins
August 3, 2005
     announcing such restatement. Please refer to the instructions of Form 8-K and file your 8-K accordingly.

 A Form 8-K has been filed on August 3, 2005 for the above restatement.


     Please note that the 8-K also includes disclosure regarding the restatement of the December 31, 2004 financial statements. Also filed on this date is the requested statements from the Company.


                                                Sincerely,

                                                /s/ Dennis Brovarone
                                                --------------------
                                                Dennis Brovarone


cc:      Monet Entertainment Group, Ltd
         Cordovano and Honeck, LLP